UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Novume Solutions, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

67012D106
(CUSIP Number)

Avon Road Partners, L.P.
2029 Connecticut Ave NW
Washington, DC 20008
Chantilly, VA 20151
Attn: Robert A. Berman
(703) 953-3838
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67012D106

1	NAMES OF REPORTING PERSONS Avon Road Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC(1), WC(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,440,104(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,440,104(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,440,104(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) See Item 3 below.

(2) See Item 5 below.

CUSIP No. 67012D106

1	NAMES OF REPORTING PERSONS Robert A. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC(1), PF(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,440,104(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,440,104(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,440,104(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) See Item 3 below.

(2) See Item 5 below.

CUSIP No. 67012D106

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Novume Solutions, Inc., a Delaware corporation (the “Issuer”) and warrants and options to purchase Common Shares of the Issuer. The address of the executive offices of the Issuer is 14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151.

ITEM 2. Identity and Background.

(a), (b), (c), (d), (e) and (f). This Schedule 13D is being jointly filed by Avon Road Partners, L.P., a Delaware limited partnership (“Avon”) and Robert A. Berman, a United States citizen (“Mr. Berman”, and collectively with Avon, the “Reporting Persons”). Mr. Berman is the general partner of Avon. The principal business of Avon is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. Mr. Berman’s principal occupation is serving as a Director on the Board of Directors of the Issuer and is also the Chief Executive Officer of the Issuer. The business address of Avon is 2029 Connecticut Ave NW, Washington, DC 20008. Mr. Berman’s business address is identical to the business address of the Issuer as reported in Item 1 above. The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were they a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Common Shares reported in this Schedule 13D are the subject of an Amended and Restated Option Agreement by and between Avon, Dr. Richard Nathan, and Mr. James K. McCarthy (the “Amended and Restated Option Agreement”), the form of which was previously filed with the Securities and Exchange Commission (the “SEC”) by the Issuer, and a warrant to purchase Common Shares of the Issuer (the “Avon Warrant”), the form of which was previously filed with the SEC by the Issuer. The Amended and Restated Option Agreement and the Avon Warrant were entered into and issued, respectively, in connection with the closing of the merger transactions on August 28, 2017 (the “Mergers”) contemplated by that certain Second Amended Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 12, 2017, by and among the Issuer, KeyStone Solutions, Inc. (“KSI”), Brekford Traffic Safety, Inc., Brekford Merger Sub, Inc., and KeyStone Merger Sub, LLC, as reported by the Issuer in its Current Report on Form 8-K as filed with the SEC on August 29, 2017.

ITEM 4. Purpose of Transaction.

As a result of the closing of the Mergers, pursuant to the Amended and Restated Option Agreement, the Reporting Persons exceeded 5% beneficial ownership of Common Shares of the Issuer necessitating the filing of this Schedule 13D. In addition, in the future there may be additional issuances of stock options, restricted stock, restricted stock units, or other equity grants to Mr. Berman in connection with his employment by the Issuer which could result in the acquisition of additional beneficial ownership of Common Shares of the Issuer by Mr. Berman.

The Reporting Persons also reserve the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as a member of the Board and Chief Executive Officer, Mr. Berman participates in the review and evaluation of potential transactions and the consideration used, including Common Shares of the Issuer.

Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

CUSIP No. 67012D106

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Pursuant to the Amended and Restated Option Agreement issued in connection with the Mergers and pursuant to the Merger Agreement, Avon has the option to purchase 2,725,836 Common Shares of the Issuer from Mr. McCarthy, and 1,593,021 Common Shares of the Issuer from Dr. Nathan. The Amended and Restated Option Agreement expires on March 21, 2019. Pursuant to the Avon Warrant, Avon also has a warrant to purchase 121,247 Common Shares of the Issuer. The Avon Warrant expires on March 16, 2019. Each Reporting Person disclaims beneficial ownership with respect to any Common Shares other than the shares owned directly and of record by such Reporting Person, except to the extent of any pecuniary interest therein with respect to each such Reporting Person.

As the general partner of Avon, Mr. Berman may be deemed to share with Avon (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 4,440,104 Common Shares in the aggregate beneficially owned by Avon.

The Reporting Persons may be deemed to be the beneficial owner with shared voting and dispositive power of 4,440,104 Common Shares in the aggregate, or 31.6% of the class of securities, as previously disclosed in the Form 4 filed with the SEC on August 30, 2017 by the Reporting Persons (the “Form 4”).

The calculation of percentage ownership is based on 13,933,991 Common Shares outstanding as of the closing of the Mergers on August 28, 2017, as reported by the Issuer’s Transfer Agent on August 31, 2017, plus the 121,247 Common Shares issuable upon the exercise of the Avon Warrant. The 4,318,857 shares in the aggregate underlying the Amended and Restated Option Agreement are already outstanding as 2,725,836 Common Shares are held by Mr. James McCarthy and 1,593,021 Common Shares are held by Dr. Richard Nathan, respectively, and are therefore already included in the issued and outstanding number of Common Shares of the Issuer as reported by the Transfer Agent.

(c) During the last 60 days, the following transactions in the Issuer’s Common Shares by the Reporting Persons occurred, as previously reported in the Form 4 as filed with the SEC:

Avon Road Partners, L.P.

Trade Date	Right to Acquire Common Shares	Price Per Share ($)
8/28/2017	2,725,836	N/A – Exchanged for KSI McCarthy Option to Purchase in the Mergers pursuant to the Merger Agreement
8/28/2017	1,593,021	N/A –Exchanged for KSI Nathan Option to Purchase in the Mergers pursuant to the Merger Agreement
8/28/2017	121,247	N/A – Exchanged for the KSI Avon Warrant to Purchase in the Mergers pursuant to the Merger Agreement

Other than the foregoing, no transactions in the Issuer’s Common Shares have been effected by the Reporting Persons in the last sixty (60) days.

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. McCarthy and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for the Amended and Restated Avon Road Option Agreement as set forth above in Item 3 and Item 5 and incorporated herein by reference.

CUSIP No. 67012D106

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

CUSIP No. 67012D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2017

AVON ROAD PARTNERS, L.P.

By: Robert A. Berman, its General Partner

/s/ Robert A. Berman
Robert A. Berman
General Partner

ROBERT A. BERMAN, INDIVIDUALLY

/s/ Robert A. Berman
Robert A. Berman

Exhibit Index

Exhibit 99.1
Joint Filing Agreement dated September 7, 2017